4:50 PM

06/22/16

Cash Basis

Everipedia, Inc
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Cash in Bank - Checking	17,768.98
Total Checking/Savings	17,768.98
Total Current Assets	17,768.98
Fixed Assets	
Fixed Assets	
Computer Equipment	5,182.91
Furniture & Fixtures	2,594.40
ZAccumulated Depreciation	-1,237.00
Total Fixed Assets	6,540.31
Start Up Costs	
Bank Service Charges	115.00
Computer & Internet Expenses	2,659.71
Employee Benefits	9,263.67
Moving Expenses	36,000.00
Office Expense	1,453.33
Postage and Delivery	24.30
Professional Fees	1,998.50
Rent Expense	30,534.74
Telephone Expense	1,562.46
Travel Expense	752.00
ZAccum Amortization	-2,812.00
Total Start Up Costs	81,551.71
Total Fixed Assets	88,092.02
Other Assets	
Deposits	10,790.00
Total Other Assets	10,790.00
TOTAL ASSETS	**116,651.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Convertible Note	120,000.00
Total Other Current Liabilities	120,000.00
Total Current Liabilities	120,000.00
Total Liabilities	120,000.00
Equity	
Capital Stock	700.00
Net Income	-4,049.00
Total Equity	-3,349.00
TOTAL LIABILITIES & EQUITY	**116,651.00**

4:49 PM

06/22/16

Cash Basis

Everipedia, Inc
Profit & Loss
January through December 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
Sales	0.00
Total Income	0.00
Expense	
Amortization Expense	2,812.00
Depreciation Expense	1,237.00
Total Expense	4,049.00
Net Ordinary Income	-4,049.00
Net Income	**-4,049.00**